April 9, 2007

Mark Brunhofer, Senior Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: MIGENIX Inc. Form 20-F Fiscal Year Ended April 30, 2006 File No. 0-22966

Dear Mr. Brunhofer,

As you discussed with Dorsey & Whitney LLP , our U.S. legal counsel, we received the staff’s  letter dated March 20, 2007, via mail on April 4th, 2007. Consequentially, our response was delayed beyond the 10 business days requested in the letter. Based on our review of the letter, we propose to provide our response on or before May 4, 2007.

If you have any questions with respect to this matter please direct them to the writer’s attention at: Tel: 604-221-9666 ext 233; Fax: 604-221-9688; or email: aayres@migenix.com.

Yours very truly,

MIGENIX Inc.

“Arthur J. Ayres”

Arthur J. Ayres, CA

Sr. VP Finance, CFO

cc

Kenneth G. Sam, Dorsey & Whitney LLP.

Dr. James DeMesa, MIGENIX Inc.